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                                     Filed by American International Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                                      Commission File No. 1-7981

American International Group, Inc. ("AIG") and American General Corporation ("American General") have filed a proxy statement/prospectus and other relevant documents concerning AIG's acquisition of American General with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting American International Group, Inc., 70 Pine Street, New York, New York, 10270, Attention: Director of Investor Relations, or American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention:
Investor Relations.

American General and certain other persons referred to below may be deemed to be participants in the solicitation of proxies from American General shareholders to adopt the agreement providing for AIG's acquisition of American General. The participants in this solicitation may include, under SEC rules, the directors and executive officers of American General, who may have interests in the transaction, including as a result of holding shares or stock options of American General. A detailed list of the names and interests of American General's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by American General with the SEC on March 28, 2001. Copies of that filing may be obtained free of charge at the SEC's website at www.sec.gov.
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         The following is a transcript of an interview given by AIG Chairman and Chief Executive Officer M.R. Greenberg which aired on Market Week with Maria Bartiromo on CNBC.


Interview: Hank Greenberg, CEO of AIG , discusses his company's success and his future with AIG

            06/22/2001
            CNBC: Market Week with Maria Bartiromo
            (c) Copyright 2001, CNBC, Inc. All Rights Reserved.


         MARIA BARTIROMO, anchor: Let's turn our attention now to one of the major giants in financial services. We talked to American International Group. Like other insurers, it's closing in on the important July 1st renewal season, which will offer insight on price increases that are helping fuel a recovery in the industry. The other big catalyst for AIG is the upcoming closing of its takeover of American General. Perhaps the most surprising thing about AIG is that it's not more of a household name. Judged by its stellar returns and leadership of CEO Hank Greenberg, AIG is one of the premier companies of the last 75 years.

What goes on in here, Mr. Greenberg?
HANK GREENBERG (CEO, AIG ): This is--meetings, you know, the--it's like a barber shop.

BARTIROMO: Hank Greenberg's Manhattan office bears witness to his many worlds, a long-standing Asiaphile and consort of world leaders. He's also a ski buff whose company owns a Vermont mountain. Greenberg's accomplishments are legendary. Since taking AIG public in 1969, he's boasted average annual earnings growth about 20 percent, remarkable consistency in a cyclical business. AIG stock has skyrocketed as well. Over the past 10 years, AIG has vastly outperformed the S&P 500.

(Graphic on screen)

            A Decade Of Stellar Returns
            AIG : up 857%
            S&P 500: up 230%

BARTIROMO: During that time, the company has grown through a series of acquisitions, and Greenberg has achieved growth and diversity. The bulk of earnings come from property and casualty; life insurance is the next largest business, followed by financial services and asset management.

            (Graphic on screen)
            AIG Earnings (Pre-Tax 2000)
            Asset Management 5% Property Casualty 41% Financial Services 15% Life Insurance 39%
            Source: Second Curve Capital

BARTIROMO: Overseas customers account for about 40 percent of AIG's revenues, a natural evolution for a company that started out in the 1920s selling life insurance to the Chinese. Succession has become an important question. Greenberg is now 76 and his son and heir apparent, Evan, left the company last year. Thursday I visited Mr. Greenberg and asked about the prospects for price increases in the industry.

Mr. GREENBERG: Prices will continue to go up for some time. They're going to have to, and my guess is at least through the--2002, 2003. The industry has got a wave of losses coming forward from the past decade of underpricing. They must--and fix their balance sheets. So that has to happen.

BARTIROMO: Why were they underpriced for so long?

Mr. GREENBERG: Many companies didn't underwrite to make an underwriting profit. They underwrote to have cash flow and hoped to make the difference up in investment income. That's always been a bad strategy, always, because if you don't make a profit in your basic business, which is underwriting, then you soon won't make a profit at all. Moreover, it's a very litigious society, and the--the losses as a result of legal issues has risen dramatically in this country.

BARTIROMO: So you said we're at the 20 percent, 25 percent increase as far as pricing right now. Does that move even beyond that over the near term?

Mr. GREENBERG: Oh, yes. Maria, it's--20 percent, 25 percent is maybe an overall number, but there are classes that are 40 percent and 50 percent right now and going higher.

BARTIROMO: Yours has been an incredible growth story. And I guess the big question, from most people that I spoke with, is: As you get larger, does the law of numbers begin to bite you? I mean, is it harder to sustain growth that you've looked at over the last couple of years going forward now that you are this behemoth?

Mr. GREENBERG: Well, I didn't think behemoth. Look, it's always been a problem. Growth is always a problem. It takes strategies. It takes a great organization. But, remember, we're a global company. We do business in over 140 countries. We have the largest international network of both general insurance, non-life, and life insurance. We're--we're the biggest in both of those. And then we've added retirement savings to what we do with the acquisition of SunAmerica.We have a financial services business, which is, if not the largest, the second-largest airline leasing company in the world, and I'd say the best. We have a big derivative business. We started a credit card business in Asia, and it's growing very well. And we're in the midst of an acquisition in this country, American General, another fine company, which will add tremendous scale to our life business domestically, but also retirement savings. So, yes, you know--but all of this, I think, will add to our growth prospects.

BARTIROMO: What would be an appropriate earnings growth rate for your company over the next five years?

Mr. GREENBERG: Well, I don't project earnings, normally. But, you know, we've had a goal of increasing our earnings around 15 percent a year, you know, plus or minus, based upon conditions in the moment. You know, you get catastrophes, you have earthquakes, but that's our--that's our growth potential, I believe.

BARTIROMO: Are you looking to expand in the credit card area, possibly an acquisition of American Express, MBNA, maybe?

Mr. GREENBERG: Look, we've looked at the credit card industry, and it's a great industry. It may be saturated at the moment. I think one of the disadvantages in--in any acquisition at the moment is pooling has gone away, and--and so everything would be purchased accounting. I think that is going to put a damper on certain types of large acquisitions. We've said publicly some time ago that we were interested in an asset management company. We haven't found one that fits our--really, our strategies, at the prices that we would be willing to pay. So you got to be a patient aquireror. In the meantime, we just run our business.

BARTIROMO: With American Express, you would get the credit card business as well as IDS.

Mr. GREENBERG: It's a fine company.

BARTIROMO: But it's expensive.

Mr. GREENBERG: It's a fine company.

BARTIROMO: Once you've acquired American General and the deal closes, life insurance becomes 50 percent of the business?

Mr. GREENBERG: Roughly.

BARTIROMO: So does that suggest that life insurance is becoming more important, possibly that's where you think the real growth is in this business?

Mr. GREENBERG: No. Our general insurance is a--is a--is a--really a--a--a Tiffany business. We have the best expense ratio domestically of any company of our size, which is critical, which is--attests to the efficiencies of our business. Our international property-casualty business is the envy of anybody. And so of course not; we're growing that as rapidly as we can.

BARTIROMO: Let's talk about international opportunities, overseas.

Mr. GREENBERG: Go ahead.

BARTIROMO: Your biggest growth opportunity is in Asia?

Mr. GREENBERG: Well, it has been and will continue to be, I think, for some time.

BARTIROMO: Why?

Mr. GREENBERG: We have such a big operation in Asia; we have such infrastructure in Asia. We're in every country in Asia. We've been there for many, many years. And I first went to China in 1975. We didn't get our first license until 1992. Took a long time. Been to China a zillion times since then and have been very active in many other things in China. We believe in the relationship, and so, you know, we've taken a long-term view.

BARTIROMO: Long-term meaning?

Mr. GREENBERG: Meaning that, you know, from 1975 to 1992 is a pretty long time. How many CEOs visited China during that period of time on a constant and consistent basis and worked hard to open the market, as we did? We opened the market for everybody.

BARTIROMO: Yeah, not many.

Mr. GREENBERG: No.

BARTIROMO: Now I have to ask you, and you could approach this the way you want, the biggest issue, of course, is a succession, and I know you don't want to go there. But would you look at a Jack Welch-style successor plan? In other words, pruning or looking at a couple people within the company and--and putting this race together like Jack did?

Mr. GREENBERG: Look, everybody does it his own way. And I've had long discussions with the board as to about--about succession and at the proper time that will be announced. There is a plan, obviously. And at the right time, it will be announced. Right now I like what I do, I have passion for what I do, and I think I do it reasonably well.

BARTIROMO: Could you comment if it would be an internal search or an out--an external search, outside the company?

Mr. GREENBERG: Now I would say overwhelmingly it'll be inside. We have a great team. They've worked together for a long time. And I'm confident that succession will be done from inside.

BARTIROMO: Can you name a few finalists?

Mr. GREENBERG: No.

BARTIROMO: You've had incredible success in your years. What characteristics can you name that have gotten you to the place you are?

Mr. GREENBERG: Well, there are many things that--you know, first of all, you have to love this and what you do. You have to have passion for what you do. I think you have to have--you have to be a good leader, obviously. You have to be creative. You have to to be as good as anybody around you in that business. You have to have a supportive family. You know, you--it's 24-7, and you have to have a wife that supports you in that, and--and my wife has been terrific.

BARTIROMO: How do you feel about having your son run Marsh McLennan? A couple of people said to me `Oh,' you know, `it's a bit of an issue.' Do you think there's a conflict of interest?

Mr. GREENBERG: Oh, absolutely not. He's doing a great job. He's--I mean, he'll run that company the way it should be run, independently of--of anything else.

BARTIROMO: AIG stock has been a great performer over the years, but year-to-date down about 15 percent. What can investors expect as far as returns?

Mr. GREENBERG: Well, there are two things about that. First, as you know, when you buy a company, the arbs short your stock and buy the target stock. I mean, that certainly has had an impact on our stock. And also, I think, you know, we did have a big run-up in the last several years. And I think there was some profit-taking. So, you know, I'm not concerned about the price of the stock. If you do well, the stock will take care of itself. And we don't worship the price on a day-by-day basis.

BARTIROMO: You're not constantly looking at it and checking it?

Mr. GREENBERG: I look at a lot of things and check it all day long.

BARTIROMO: I bet you do.

Quite an impressive gentleman.

 ................................................................................


MARIA BARTIROMO, anchor: We're back with Tom Goggins of the John Hancock Financial Services Fund who joins us from Boston. Tom, AIG, now your largest holding in the fund?

Mr. THOMAS GOGGINS (John Hancock Financial Services Fund): That's correct, at 5 percent, Maria. And we've been purchasing it recently.

BARTIROMO: Let's start first with the question of succession.

Mr. GOGGINS: Right.

BARTIROMO: We made some news there--Huh?--with his comments on choosing a...

Mr. GOGGINS: That...

BARTIROMO: ...sus--successor from within? Would you...

Mr. GOGGINS: Right. That's--that's the first time, Maria, that he's, I think, mentioned that publicly that he's going to be picking someone internally.

BARTIROMO: You're not worried, though, that AIG is Hank Greenberg?

Mr. GOGGINS: No, to produce the results that Hank and AIG have done over the last 30 years, you have to have more than just one good individual, and they have a very long bench. And just like GE, where you had successor to Jack Welch taking over at--at General Electric, and then two other folks taking over at Home Depot and 3M, I think the same thing holds at AIG.

BARTIROMO: What about the stock price? It's the most valued, or the highly valued, among its peers.

Mr. GOGGINS: Right.

BARTIROMO: You think, still, it could hit 100 this year?

Mr. GOGGINS: Yes, I--I have a price target at 100. We have a $3.60 estimate for 2002. If it gets back to the same multiple that's traded at historically, we'll easily get that $100.

BARTIROMO: It's interesting, you know, that he says life insurance is not the new growth vehicle, despite his recent acquisitions.

Mr. GOGGINS: Right. You know, the property-casualty cycle has really firmed up here, and we're seeing some terrific price increases, like Hank said in the interview. He's seeing, in some cases, 30 percent, 40 percent, 50 percent increases in some segments of the P&C area. So that bodes very well for the market leader AIG.

BARTIROMO: Real quick on American Express, Tom. First off, do you own it?

Mr. GOGGINS: Right. Yes, we do.

BARTIROMO: OK. You know, we had Sandy Weill on a couple of weeks ago, and I asked him about American Express, too. And I--I felt like I got a similar answer from Mr. Greenberg, and that is that they love the company, but it's so expensive. It's sort of like the company that everyone loves but doesn't want to pay for.

Mr. GOGGINS: Right. And then s--same thing with Morgan Stanley. Rumors about Morgan Stanley also circling around American Express. You know, you have a new CEO at American Express, Ken Chenault. I think there's a lot of pressure on him. The first quarter was not kind. They had some high yield losses that they had to take a write-down on. And then the slower economy is--is also tough on American Express. So a lot of pressure on him, and if--and if he doesn't produce, you have three companies that are--that are willing to pounce on it.

BARTIROMO: All right. All right, Tom, nice to have you with us. Thank you.

Mr. GOGGINS: Good to see you again, Maria.

BARTIROMO: Tom Goggins.